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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14D-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14 (d) (1)
          OR SECTION 13 (e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)

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                                CENTERPULSE LTD.
                       (Name of Subject Company (Issuer))

                            SMITH & NEPHEW GROUP PLC
                               SMITH & NEPHEW PLC
                      (Names of Filing Persons (Offerors))

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                REGISTERED SHARES, PAR VALUE CHF 30.00 PER SHARE
                         (Title of Class of Securities)

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                                Not Applicable*

                      (CUSIP Number of Class of Securities)

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                                James A. Ralston
                Executive Vice President and Chief Legal Officer
                              Smith & Nephew, Inc.
                                1450 Brooks Road
                            Memphis, Tennessee 38116
                                 (901) 396-2121

                     (Name, address and telephone number of
                      person authorized to receive notices
                 and communications on behalf of filing persons)

                                    Copy to:

                                    Pran Jha
                         Sidley Austin Brown & Wood LLP
                                 Bank One Plaza
                            10 South Dearborn Street
                             Chicago, Illinois 60603
                            Telephone: (312) 853-7000

Check the appropriate boxes below to designate any transactions to which the statement relates:
         [X]                   third-party tender offer subject to Rule 14d-1.
         [ ]                   issuer tender offer subject to Rule 13e-4.
         [ ]                   going-private transaction subject to Rule 13e-3.
         [ ]                   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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* There is no CUSIP Number assigned to the registered shares. CUSIP No. 152005104 has been assigned to the American Depositary shares of Centerpulse Ltd. that are quoted on the New York Stock Exchange under the symbol "CEP." CUSIP No. 152005203 has been assigned to the American Depositary Shares of Centerpulse Ltd. that were issued pursuant to a restricted ADR facility and are not publicly traded.

     This Amendment No. 14 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed by Smith & Nephew Group plc, a corporation organized under the laws of England and Wales ("S&N Group"), and Smith & Nephew plc, a corporation organized under the laws of England and Wales ("S&N"), on April 25, 2003 (as amended or supplemented , the "Schedule TO"), relating to the third-party tender offer by S&N Group to exchange S&N Group ordinary shares, 12 1/2 pence nominal value per share (including S&N Group shares represented by S&N Group American Depositary Shares ("ADSs"), each representing 10 S&N Group shares), and cash for registered shares, CHF 30 par value per share, of Centerpulse Ltd., a Swiss public company ("Centerpulse"), including Centerpulse shares represented by Centerpulse ADSs, each representing one-tenth (1/10) of a Centerpulse share, upon the terms and subject to the conditions set forth in the Preliminary Prospectus/Offer to Exchange dated April 25, 2003 (the "Offer to Exchange") and in the related Letter of Transmittal (which, together with the Offer to Exchange, as supplemented or amended from time to time, constitute the "Offer"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule TO.

Items 1 - 11.

     Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

     On August 15, 2003, Centerpulse announced that its board of directors (the "Board") has decided to recommend the offer by Zimmer Holdings, Inc. for all the outstanding shares of Centerpulse, contingent upon Zimmer's shareholders approving the transaction.

     The text of the press release announcing the Board's recommendation is available on Centerpulse's website at http://www.centerpulse.com.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SMITH & NEPHEW GROUP PLC

                                      By:     /s/  James Ralston
                                           -------------------------------------
                                           Name: James Ralston
                                           Title: Authorized U.S. Representative

                                      SMITH & NEPHEW PLC

                                      By:     /s/  James Ralston
                                           -------------------------------------
                                           Name: James Ralston
                                           Title: Authorized U.S. Representative

Date: August 15, 2003

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